                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Commercial Intertech Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   201709-102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  201709-102                 13G                    PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        The Commercial Intertech Corporation Defined Contribution Master Trust (the "Trust")
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        The agreement establishing the Trust is to be construed according to the laws of the State of Ohio to the extent such laws are not preempted by federal law.
--------------------------------------------------------------------------------
    Number of
                           5  Sole Voting Power               0
      Shares
                           -----------------------------------------------------
   Beneficially            6  Shared Voting Power     3,172,350 (as of 12/31/98)

     Owned by              -----------------------------------------------------
                           7  Sole Dispositive Power  3,172,350 (as of 12/31/98)
       Each
                           -----------------------------------------------------
     Reporting             8    Shared Dispositive Power      0

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,172,350 (as of 12/31/98)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        18.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        EP
--------------------------------------------------------------------------------

CUSIP NO.  201709-102                 13G                     PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        LaSalle National Bank (not in its individual or corporate capacity but as trustee of the Trust or in agency or fiduciary capacities unrelated to the Trust) (the "Trustee")
        FEIN #: 36-1521370
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        The Trustee is a national banking association organized under the laws of the United States
--------------------------------------------------------------------------------
    Number of
                           5  Sole Voting Power               0
      Shares
                           -----------------------------------------------------
   Beneficially            6  Shared Voting Power     3,172,350 (as of 12/31/98)

     Owned by              -----------------------------------------------------
                           7  Sole Dispositive Power  3,172,350 (as of 12/31/98)
       Each
                           -----------------------------------------------------
     Reporting             8  Shared Dispositive Power        0

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,172,350 (as of 12/31/98)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        18.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        BK
--------------------------------------------------------------------------------

       The Trust was established by the Commercial Intertech Defined Contribution Master Trust Agreement dated February 12, 1990. The Trust forms a part of and implements both the Commercial Intertech Corporation Employee Stock Ownership Plan and the Matching Employee Stock Ownership Plan (collectively, the "Plans"). The filing of this Schedule 13G does not constitute, and shall not be construed as, an admission that the Reporting Persons (as defined below in Item 2(a)) are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Statement.

ITEM 1(a).     NAME OF ISSUER
               --------------

       Commercial Intertech Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               -----------------------------------------------

       1775 Logan Avenue
       P.O. Box 239
       Youngstown, Ohio 44501

ITEM 2(a).    NAME OF PERSON FILING
              ---------------------

       The persons filing this statement are the Trust and the Trustee.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
               -----------------------------------------------------------

       The address of the Trust and its principal place of business is c/o LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

ITEM 2(c).     CITIZENSHIP
               -----------

       The Trustee is a national banking association organized under the laws of the United States. The Trust is administered pursuant to the Trust Agreement, which is to be construed and administered according to the laws of the State of Ohio to the extent such laws are not preempted by the laws of the United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES
               ----------------------------

        common stock, $1.00 par value, of the Issuer ("Common Stock").




                               Page 4 of 8 Pages




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ITEM 2(e).     CUSIP NUMBER
               ------------

       201709-102

ITEM 3.        THE REPORTING PERSONS ARE AS FOLLOWS:
               -------------------------------------

       The Trustee is a:

               (B)   [x] Bank as defined in Section 3(a)(6) of the Act.

        The Trust is a:

               (F) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1972 ("ERISA") or Endowment Fund.


ITEM 4.        OWNERSHIP
               ---------

       Beneficial Ownership by the Trust:


       (A)   Amount beneficially owned (as of 12/31/98):  3,172,350 shares(1)

       (B)   Percent of Class (as of 12/31/98): 18.6%

       (C)   Number of shares as to which such person has:

             (I)   Sole power to vote or to direct the vote
                   0 shares


_____________________________

(1) The shares listed as beneficially owned by the Trust and the Trustee include: (a) 648,910 shares of ESOP Convertible Preferred Stock Series B (the "Series B Preferred Stock") (convertible into 1,961,460.26 shares of Common Stock) which are not allocated to the individual accounts of the participants in the Plans (the "Participants"); (b) 0 shares of Common Stock which are not allocated to the individual accounts of the Participants; (c) 277,160.34 shares of Series B Preferred Stock (convertible into 837,772.57 shares of Common Stock) which are allocated to the individual accounts of the Participants; and (d) 371,332 shares of Common Stock which are allocated to the individual accounts of the Participants. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trust or the Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.




                               Page 5 of 8 Pages

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             (II)  Shared power to vote or to direct the vote
                   3,172,350 shares

             (III) Sole power to dispose or to direct the disposition
                   3,172,350 shares

             (IV)  Shared power to dispose or to direct the disposition
                   0 shares

        Beneficial Ownership by the Trustee:

       (A)   Amount beneficially owned (as of 12/31/98): 3,172,350 shares(1)

       (B)   Percent of Class (as of 12/31/98): 18.6%

       (C)   Number of shares as to which such person has:

             (I)   Sole power to vote or to direct the vote
                   0 shares

             (II)  Shared power to vote or to direct the vote
                   3,172,350 shares

             (III) Sole power to dispose or to direct the disposition
                   3,172,350 shares

             (IV)  Shared power to dispose or to direct the disposition
                   0 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               --------------------------------------------

       Not applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
               ---------------------------------------------------------------

       Subject to the terms and conditions of the Trust and the Plans, Plan Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Series B Preferred Stock, reflected in this Schedule 13G.




                               Page 6 of 8 Pages

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ---------------------------------------------------------
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               -------------------------------------------------------------
               COMPANY
               -------

       Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               ---------------------------------------------------------

       Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               ------------------------------

       Not applicable

ITEM 10.       CERTIFICATION


       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of an issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 11, 1999

                              THE COMMERCIAL INTERTECH CORPORATION DEFINED
                              CONTRIBUTION MASTER TRUST, by LASALLE NATIONAL BANK (not in its individual or corporate capacity but solely as Trustee)

                              By: /s/ E. Vaughn Gordy
                                  ---------------------------------------------
                              Name: E. Vaughn Gordy
                                    -------------------------------------------
                              Title:   First Vice President & Trust Officer
                                    -------------------------------------------


                              LASALLE NATIONAL BANK, TRUSTEE

                              By: /s/ E. Vaughn Gordy
                                  ---------------------------------------------
                              Name: E. Vaughn Gordy
                                   --------------------------------------------
                              Title:   First Vice President & Trust Officer
                                    -------------------------------------------




                               Page 7 of 8 Pages



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                                 EXHIBIT INDEX


Exhibit Number     Description                                       Page Number
--------------     -----------                                       -----------

   1               Resolution of Board of Directors authorizing          A-1
                   E. Vaughn Gordy to sign on behalf of the Trust and the Trustee, attached hereto.



                               Page 8 of 8 Pages